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[LOGO] WILLKIE FARR & GALLAGHER LLP                    1875 K Street, N.W.
                                                       Washington, DC 20006-1238

                                                       Tel: 202 303 1000
                                                       Fax: 202 303 2000

January 19, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  iShares Trust
     (Securities Act File No. 333-92935;
     Investment Company Act File No. 811-09729)
     Post-Effective Amendment No. 365

Ladies and Gentlemen:

On behalf of iShares Trust (the "Trust"), we hereby transmit for filing under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940, Post-Effective Amendment No. 365 (the "Amendment") to the Trust's Registration Statement on Form N-1A.

The Amendment relates to the following fund (the "Fund"), a series of the Trust:

         S0000 27326   iShares MSCI Emerging Markets Materials Sector Index Fund

The previous filings relating to the Fund are:

PEA No.   Date Filed         Form Type   Automatic Effective Date
-------   ----------         ---------   ------------------------
323       November 5, 2009   485APOS     75 days after filing

The Amendment has been tagged to indicate the changes from the Trust's PEA No. 323, relating to the addition of the Fund as a series of the Trust. The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and will become effective automatically on January 19, 2010.

The Amendment is being filed to make such non-material changes as the Trust deems appropriate. We have reviewed the Amendment and represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions or need further information, please call me at (202) 303-1133.

  NEW YORK   WASHINGTON   PARIS   LONDON   MILAN   ROME   FRANKFURT   BRUSSELS
            in alliance with Dickson Minto W.S., London and Edinburgh

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January 19, 2010
Page 2

Sincerely,


/s/ Jai Massari
---------------------------------
Jai Massari

cc:   Jessica N. Bentley, Esq.
      Benjamin J. Haskin, Esq.
      Anthony A. Vertuno, Esq.